      CUSIP NO. 40537Q506                                                                            Page 1 of 15

                                                UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D.C. 20549

                                                 SCHEDULE 13D

                                  Under the Securities Exchange Act of 1934

                                              (Amendment No. 2)*

                                         HALCON RESOURCES CORPORATION

                                               (Name of Issuer)

                                  Common Stock, par value $0.0001 per share

                                        (Title of Class of Securities)

                                                  40537Q506

                                                (CUSIP Number)

                                                  Maria Gray

                                         Vice President and Secretary

                                           Franklin Resources, Inc.

                                             One Franklin Parkway

                                           San Mateo, CA 94403‑1906

                                                 800‑632‑2350

                         (Name, Address and Telephone Number of Person Authorized to

                                     Receive Notices and Communications)

                                                   May 1, 2017

                           (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO. 40537Q506                                                                           Page 2 of 15

      1.     NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             33,343,006 [1]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.3%

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

[1]    Includes 426,858 shares of Common Stock issuable on the exercise of Warrants defined and described in Item 3.

      CUSIP NO.  40537Q506                                                                             Page 3 of 15

      1.     NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             33,343,006

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.3%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO.  40537Q506                                                                           Page 4 of 15

      1.     NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             33,343,006

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.3%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO.  40537Q506                                                                           Page 5 of 15

      1.     NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             33,093,522

      8.     SHARED VOTING POWER

              0

      9.     SOLE DISPOSITIVE POWER

             33,093,522

      10.    SHARED DISPOSITIVE POWER

              0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              33,093,522

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.1%

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

CUSIP NO.  40537Q506                                                                                      Page 6 of 15

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on September 29, 2016 (the “Original Schedule 13D” and

together with Amendment No. 1, collectively, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule

13D.

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock" ), of HALCON RESOURCES CORPORATION, a Delaware  corporation (the "Issuer"), whose principal executive offices are located at 1000 Louisiana, Suite 6700, Houston, Texas, 77002.

      Item 2. Identity and Background

(a)-(c), (f)  The persons filing this Statement and the citizenship of such filers are listed on the cover pages hereto.  The directors and principal executive officers of Franklin Resources, Inc. (“FRI”) and its indirectly wholly-owned subsidiary, Franklin Advisers, Inc. (“FAV”), their present principal occupations, citizenship and business addresses, and the business addresses of the filers are listed on Exhibit A.

(d)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On September 9, 2016 (the “Effective Date”), the Issuer issued shares of Common Stock and warrants to purchase additional shares of Common Stock (the “Warrants”) to certain of its creditors, including FAV and Franklin Templeton Institutional,  LLC (collectively, the “Investment Management Subsidiaries”), pursuant to the pre-packaged plan of reorganization (the “Plan”) of the Issuer and certain of its subsidiaries (the “Debtors”) filed on July 27, 2016, as  part of their voluntary petitions for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware.  The Plan included a restructuring support agreement (the “Restructuring Support Agreement”) among the Debtors and certain stakeholders of the Debtors, including FAV, pursuant to which the stakeholders received the shares of Common Stock and Warrants.

      Item 4.  Purpose of Transaction

Before the Effective Date, the Investment Management Subsidiaries held certain of the Issuer’s Third Lien Notes and Unsecured Notes (each as defined in the Plan).  As of the Effective Date under the Restructuring Support Agreement, the Investment Management Subsidiaries received shares of Common Stock and cash in exchange for their Third Lien Notes and Warrants, shares of Common Stock and cash in exchange for their Unsecured Notes.  On the Effective Date, the Third Lien Notes and the Unsecured Notes were cancelled.  Also pursuant to the Plan and the Restructuring Support Agreement, FAV received the right to appoint three members to the Issuer’s nine-member board of directors (the “Board”) and the right to consent to one of the three directors appointed by Ares Management LLC and certain of its affiliates (collectively, “Ares”) that also received Common Stock and Warrants under the Plan and were parties to the Restructuring Support Agreement.  As of the Effective Date, FAV appointed Eric G. Takaha, James W. Christmas and William J. Campbell to the Board and consented to Ares’ appointment of Ronald Scott.  Mr. Takaha and Mr. Christmas are also members of the Issuer’s Audit Committee.  Mr. Campbell is also a member of the Issuer’s Compensation and Corporate Governance Committees. FAV does not have any rights to appoint future directors to the Board of the Issuer.

Mr. Takaha was an employee of FRI until his retirement in June 2016.  Before his retirement, Mr. Takaha was a Portfolio Manager, Senior Vice President and Director of the Corporate and High Yield Group at Franklin Templeton Investments.  He also served as a member of the firm’s Fixed Income Policy Committee, which helped guide investment strategies for multi-sector fixed income accounts.  He managed multiple fixed income portfolios, with a focus on those with corporate credit investments, as well as overseeing and directing the firm’s group of high yield and investment grade credit analysts as they formulated investment recommendations.  He originally joined Franklin Templeton Investments in 1989.

None of the directors appointed by FAV, including Mr. Takaha, is affiliated with the Investment Management Subsidiaries, FRI or their affiliates, and no such director is a representative of, reports to, or provides information to, any of such persons.  FAV’s decision as to whether to vote for any such director when such director next stands for election will be based on the same factors as it considers for any director that was not originally designated to serve on the board by FAV.

Additionally on the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with FAV, among others, under which it agreed to file with the SEC within 30 days following the earlier to occur of (i) the Issuer filing with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and (ii) the Issuer meeting the eligibility requirements to file a registration statement on Form S-3, and thereafter to use its commercially reasonable efforts to cause to be declared effective as promptly as practicable, a shelf registration statement for the offer and resale of the Common Stock. The Registration Rights Agreement contains other customary terms and conditions, including blackout periods and indemnification provisions.

Except as described above, none of the Investment Management Subsidiaries and none of any of the other reporting persons covered by this Schedule 13D currently has any plans or proposals that relate to or would result in any

CUSIP NO. 40537Q506                                                                   Page 7 of 15

of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of the various investment companies registered under Section 8 of the Investment Company Act of 1940 and other accounts to which the Investment Management Subsidiaries are the investment advisers (collectively, the “Clients”).

       The Investment Management Subsidiaries may, however, on behalf of the Clients, in the future acquire additional shares of Common Stock, Warrants or other securities of the Issuer, in the open market, in privately negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or part of the Common Stock or Warrants in one or more transactions.  Clients of FAV also hold the Issuer’s 6.75% senior unsecured notes due 2025, which notes are described in the Issuer’s Form 8-K filed February 16, 2017.  Additionally, the Investment Management Subsidiaries may on behalf of the Clients, exercise any and all rights as a stockholder of the Issuer in a manner consistent with such equity interests and reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent the Investment Management Subsidiaries deem advisable.

       Item 5.  Interest in Securities of the Issuer

(a-b) The Common Stock may be deemed to be beneficially owned by the Investment Management Subsidiaries for purposes of Rule 13d-3 under the Act in their capacity as the investment advisers to the Clients pursuant to investment management contracts that grant them investment and/or voting power.  When an investment management contract (including a sub-advisory agreement) delegates to an Investment Management Subsidiary investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the Investment Management Subsidiary as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, each Investment Management Subsidiary reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.

Beneficial ownership by FRI and the Investment Management Subsidiaries is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34‑39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly‑owned investment management subsidiary of FRI, are exercised independently from FRI, the Investment Management Subsidiaries and their other affiliates. Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and FRI and its other affiliates, including the Investment Management Subsidiaries, of information that relates to the voting and investment powers over the securities owned by their investment management clients.  Consequently, FMA, on the one hand, and FRI and its other affiliates, on the other hand, report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  FRI, the Principal Shareholders and the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Common Stock and the Warrants.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI and the Investment Management Subsidiaries should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the Common Stock or the Warrants.

FRI, the Principal Shareholders and the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Common Stock and Warrants held by any of them or by any persons or entities for whom or for which the Investment Management Subsidiaries provide investment management services.

CUSIP NO.  40537Q506                                                                   Page 8 of 15

The number of shares of Common Stock as to which each reporting person on this Schedule 13D has:

(i)	Sole power to vote or to direct the vote of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	33,093,522
	Franklin Templeton Institutional, LLC:	249,484

(ii)	Shared power to vote or to direct the vote of the Common Stock:	0

(iii)	Sole power to dispose or to direct the disposition of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	33,093,522
	Franklin Templeton Institutional, LLC:	249,484

(iv)	Shared power to dispose or to direct the disposition of the Common Stock:	0

      (c)    Other than the transactions described in Exhibit I, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock or the Warrants during the past sixty days.

      (d)    Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 27,560,600 shares, or 18.4% of the class of securities reported herein.  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or the Warrants.

      (e)    Not applicable

      Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

               Issuer

Other than as disclosed above, no person named in Item 2, nor to the best of any such person’s knowledge, no person listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any of the Issuer’s securities, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding proxies.

CUSIP NO.      40537Q506                                                                   Page 9 of 15

      Item 7.  Material to Be Filed as Exhibits

      Exhibit A: Principal Executive Officers and Directors of FRI

      Exhibit B: Joint Filing Agreement, dated as of June 15, 2017

      Exhibit C: Limited Powers of Attorney

      Exhibit D: Form of Order Approving the Amended Joint Pre-Packaged Plan of Reorganization of Halcon Resources Corporation, et.al., incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed September 9, 2016

      Exhibit E: Form of Restructuring Support Agreement dated June 9, 2016, incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed June 13, 2016

      Exhibit F: Form of Warrant Agreement dated September 9, 2016, incorporated herein by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed September 9, 2016

      Exhibit G: Form of Registration Rights Agreement dated September 9, 2016, incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed September 9, 2016

      Exhibit H: Form of 8.625% Senior Secured Notes due 2020 Indenture dated as of May 1, 2015, incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed May 4, 2015.

      Exhibit I: Transactions in the past 60 Days.

                                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  June 15, 2017

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Custodian Funds on behalf of

                         Franklin Income Fund

By:   /s/LORI A. WEBER

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Lori A. Weber

     Assistant Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

     Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

     Vice President and Assistant Secretary of Franklin Custodian Funds

 Franklin Advisers, Inc.

By:   /s/ALISON E. BAUR

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Alison E. Baur

      Assistant Secretary of Franklin Advisers, Inc.

      CUSIP NO. 40537Q506                                                                           Page 10 of 15

                                                EXHIBIT A

    PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Chairman of the Board, Chief Executive Officer and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	President and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer, FRI Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI Chief Legal Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Peter K. Barker	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman of the Board, SRI International	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles E. Johnson	Director, FRI; Founder and Managing Member, Tano Capital, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark C. Pigott	Director, FRI; Executive Chairman and Director, PACCAR Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Laura Stein	Director, FRI; Executive Vice President – General Counsel and Corporate Affairs, The Clorox Company	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Vice Chairman, Florida East Coast Industries, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.   40537Q506                                                                   Page 11 of 15

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward B. Jamieson	President and a Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Madison S. Gulley	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Christopher J. Molumphy	Executive Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael P. McCarthy	Executive Vice President and Chief Investment Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Stephen H. Dover	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

     FRI:     Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

     FRI is the direct parent entity to FAV (see further description below).

     FAV: Franklin Advisers, Inc.

     One Franklin Parkway

     San Mateo, CA  94403 1906

     An investment adviser registered with the SEC and investment manager or sub adviser to a number of U.S. registered open end and closed end investment companies in the Franklin Templeton Group of Funds, non U.S. investment funds and private client accounts.

      CUSIP NO. 40537Q506                                                                           Page 12 of 15

                                                 EXHIBIT B

                                            JOINT FILING AGREEMENT

      In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of June 15, 2017.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Custodian Funds on behalf of

                         Franklin Income Fund

By:   /s/LORI A. WEBER

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Lori A. Weber

     Assistant Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

     Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

     Vice President and Assistant Secretary of Franklin Custodian Funds

 Franklin Advisers, Inc.

By:   /s/ALISON E. BAUR

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Alison E. Baur

      Assistant Secretary of Franklin Advisers, Inc.

CUSIP NO.  40537Q506                                                                       Page 13 of 15

                                                   EXHIBIT C

                                     LIMITED POWER OF ATTORNEY

                           FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

          Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Maria Gray, Steven J. Gray, Kimberly H. Novotny, Karen L. Skidmore, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

     1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

     2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

     3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

     The undersigned acknowledges that:

     1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

     2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

     3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

     4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

     The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

     This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 27th day of February, 2017.

                                                                                                                              /s/Charles B. Johnson

                                                                                                                              Signature

                                                                                                                              Charles B. Johnson

                                                                                                                              Print Name

   CUSIP NO.  40537Q506                                                                    Page 14 of 15

                            LIMITED POWER OF ATTORNEY

                         FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

     Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Maria Gray, Steven J. Gray, Kimberly H. Novotny, Karen L. Skidmore, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

     1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

     2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

     3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

     The undersigned acknowledges that:

     1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

     2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

     3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

     4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

     The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

     This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 27th day of February, 2017.

                                                                                                                        /s/Rupert H. Johnson, Jr.

                                                                                                                        Signature

                                                                                                                        Rupert H. Johnson, Jr.

                                                                                                                        Print Name

CUSIP NO.  40537Q506                                                              Page 15 of 15

                                            EXHIBIT I

                     TRANSACTIONS IN THE PAST 60 DAYS

   The transaction described below are sales of Common Stock.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
04/7/2017	117,731	7.8403
05/10/2017	31,341	6.7321
06/13/2017	10,000	6.0700
06/13/2017	25,200	6.0727
06/13/2017	420,173	6.0803
06/13/2017	250,000	6.0900
06/13/2017	12,500	6.0950
06/14/2017	11,300	5.7841
06/14/2017	17,000	5.8871

The transaction described below are sales of Warrants.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
04/7/2017	10,485	1.7500
05/10/2017	1,165	1.0000